OCEANPAL Inc.

OCEANPAL INC
PENDELIS 26, 175 64 PALAIO FALIRO
ATHENS, GREECE

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/OP2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D69819-Z82106 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

OCEANPAL INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect three Class I Directors to serve until the 2025 annual meeting of shareholders;	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Semiramis Paliou
02) Styliani Alexandra Sougioultzoglou
03) Alexios Chrysochoidis

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To approve one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board") in its discretion and authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company's 2023 annual meeting of shareholders;	☐	☐	☐
3. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2022; and	☐	☐	☐

4. To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report and Form 10-K are available at www.proxyvote.com.

D69820-Z82106

OCEANPAL INC.
Annual Meeting of Shareholders
March 31, 2022 8:00 a.m. Eastern Standard Time
This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) the Chairman of the Annual Meeting of Shareholders as proxy, with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of OCEANPAL INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held virtually at www.virtualshareholdermeeting.com/OP2022 at 8:00 a.m. Eastern Standard Time on March 31, 2022, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side